Exhibit 99.1

News Release
September 29, 2022

Turquoise Hill Announces Receipt of Interim Order for Proposed Arrangement with Rio Tinto and Provides Details of Shareholders’ Meeting

MONTREAL -- (BUSINESS WIRE)  Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) is pleased to announce that the Supreme Court of Yukon (the “Court”) has granted an interim order (the “Interim Order”) in connection with the previously announced statutory plan of arrangement under section 195 of the Business Corporations Act (Yukon), pursuant to which, among other things and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) will acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own (the “Minority Shares”) for C$43.00 per share in cash (the “Arrangement”). The Interim Order authorizes the calling and holding of a special meeting (the “Special Meeting”) of the Company’s shareholders, the granting of dissent rights to registered shareholders and other matters relating to the conduct of the Special Meeting.

The purchase price of C$43.00 per share reflects a 67% premium to Turquoise Hill’s closing price of C$25.68 per share on the Toronto Stock Exchange on March 11, 2022, being the last trading day prior to Rio Tinto’s initial public proposal to acquire the Minority Shares, and a 19% premium to Turquoise Hill’s closing price of C$36.12 on August 31, 2022, being the last trading day prior to the September 1, 2022 announcement of the term sheet in respect of the Arrangement.

On the unanimous recommendation of a special committee of the Board of Directors of the Company (the “Board”) consisting entirely of independent directors, the Board (excluding conflicted directors), unanimously determined that the Arrangement is in the best interests of the Company and fair to the holders of Minority Shares and recommends that the holders of Minority Shares vote in favour of the resolution relating to the Arrangement at the Special Meeting.

Details of Special Meeting of Shareholders and Implementation of Arrangement

The Interim Order authorizes and orders that the Special Meeting be held on Tuesday, November 1, 2022 at 10:30 a.m. (Montreal time) in person and in virtual format. Shareholders of record as of the close of business on September 19, 2022 are entitled to receive notice of, to participate in, and to vote their shares of the Company at the Special Meeting. The management proxy circular (the “Circular”) and related proxy materials in respect of the Special Meeting have been filed and are available under Turquoise Hill’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and are in the process of being mailed to shareholders. A Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), which includes the Circular and related proxy materials, has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is available under Turquoise Hill’s profile on EDGAR at www.sec.gov. Details of the Special Meeting and how shareholders or their duly appointed proxyholders can attend, access and participate in the Special Meeting are set out in the Circular.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Implementation of the Arrangement is subject to the approval of: (i) at least two-thirds (66⅔%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the proposed Arrangement is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, excluding the votes of shareholders whose votes are required to be excluded pursuant to MI 61-101, namely the 102,196,643 common shares beneficially owned by Rio Tinto and its affiliates.

In addition to the receipt of the requisite approval of the shareholders of the Company, the completion of the Arrangement is subject to the final approval of the Arrangement by the Court and the satisfaction or waiver of the other customary conditions to completion of the Arrangement.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Questions

If you have any questions about the information contained in this press release in connection with the Special Meeting please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Special Meeting.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approval (including the minority approval), and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder (including the minority approval) and court approvals, the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement or the ability of the Board of Directors to consider and approve, subject to compliance by the Company of its obligations in this respect under the agreement providing for the Arrangement, a superior proposal for the Company.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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